SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           BLUE DOLPHIN ENERGY COMPANY
                           ---------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   095395 20 8
                                  -------------
                                 (CUSIP Number)


                                Harris A. Kaffie
                              Texas Commerce Plaza
                              802 North Carancahua
                                   Suite 1840
                           Corpus Christi, Texas 78401
                                 (361) 882-5501


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 1999

             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

      Check the following box if a fee is being paid with this statement.  [ ]

                               Page 1 of 5 Pages

CUSIP NO. 095395 20 8                   13D                    PAGE 2 OF 5 PAGES
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

      Harris A. Kaffie
      Social Security No.: ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                (See instructions):  (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS (See instructions):                                  N/A
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                             N/A
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6     CITIZENSHIP OR PLACE OF ORGANIZATION:                      United States
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NUMBER            7     SOLE VOTING POWER:                                 YES
OF SHARES         --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER:                              None
OWNED BY          --------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER:                            YES
REPORTING         --------------------------------------------------------------
PERSON WITH:      10    SHARED DISPOSITIVE POWER:                         None
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:
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12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See instructions):                                   [X]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See instructions):                  Individual
--------------------------------------------------------------------------------

CUSIP NO. 095395 20 8                   13D                    PAGE 3 OF 5 PAGES
---------------------                                          -----------------


      This is Amendment No. 4 to the Statement on Schedule 13D dated December 21, 1990 relating to the acquisition of Common Stock, par value $0.01 per share (the "Common Stock") of Blue Dolphin Energy Company, a Delaware corporation by Harris A. Kaffie, an individual. Amendment No. 3 is hereby amended and supplemented as described below. Capitalized terms used herein without definition have the same meanings as those assigned to them in the initial filing.

Item 1.   SECURITY AND ISSUER

          No change.

Item 2.   IDENTITY AND BACKGROUND

          No change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          No change.

Item 4.   PURPOSE OF TRANSACTION

      Item 4 is hereby amended by supplementing such Item with the following:

On December 1, 1999, for cash tendered, Mr. Kaffie was issued a Nonnegotiable Convertible Promissory Note ("the Note") in the amount of $1,000,000 with a maturity date of June 1, 2000. At any time on or before June 1, 2000, Mr. Kaffie may, at his option, convert the outstanding principal amount of the Note into shares of Common Stock of the Issuer at the convertible rate of $6.60 per share in accordance with the terms of the Note. Also on December 1, 1999, Mr. Kaffie purchased an additional 31,300 shares of Common Stock at $6.00 per share pursuant to the Issuer's Private Placement in exchange for a previously issued promissory note, accrued interest and cash. In June, 1999, Mr. Kaffie purchased 100,000 shares of Common Stock at $5.00 per share pursuant to the Issuer's Private Placement of Stock in a cash transaction. Additionally, Mr. Kaffie exercised options for 444 shares of Common Stock on August 10, 1999 and for 1,556 shares of Common Stock on December 1, 1999.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is hereby amended by replacing such Item in its entirety with the following:

      (a) According to information provided by Issuer, on the date hereof, the Issuer had 5,953,048 shares of Common Stock outstanding. As of the date hereof, Mr. Kaffie owns directly 590,419 shares of Common Stock. Mr. Kaffie may also be deemed to be the beneficial

CUSIP NO. 095395 20 8                   13D                    PAGE 4 OF 5 PAGES
---------------------                                          -----------------


owner of 107,799 shares of Common Stock owned by his son, 11,002 shares of Common Stock issuable upon exercise of currently exercisable options (the "Options") which have not been exercised and 151,515 shares of Common Stock which may be issued in accordance with the conversion terms of the Note, Mr. Kaffie's ownership of the Common Stock represents approximately 14.07% of the Common Stock outstanding assuming ownership of shares owned by his son, exercise of the Options, and issuance in accordance with the conversion terms of the Note. Mr. Kaffie disclaims beneficial ownership of the shares of Common Stock he does not own directly.

      (b) Mr. Kaffie has sole voting and dispositive power with respect to the Common Stock owned or that may be acquired by him upon exercise of the Options and issuance in accordance with the conversion terms of the Note.

      (c) Except for the transactions as described in Items 3 and 4 hereof, Mr. Kaffie has not engaged in any transactions in shares of the Common Stock or Preferred Stock of the Issuer within the last 60 days.

      (d)  None.

      (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          No change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

      Item 7 is hereby amended by supplementing such Item with the following:

      Nonnegotiable Convertible Promissory Note dated December 1, 1999

CUSIP NO. 095395 20 8                   13D                    PAGE 5 OF 5 PAGES
---------------------                                          -----------------


                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certify that the information set forth in this statement is true and correct.


Date: January 13, 2000




                                                    /s/ HARRIS A. KAFFIE
                                                        Harris A. Kaffie

THIS PROMISSORY NOTE AND THE COMMON STOCK ISSUABLE PURSUANT TO THE TERMS HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, HYPOTHECATED, PLEDGED OR OTHERWISE DISPOSED OF, IN WHOLE OR IN PART, WITHOUT REGISTRATIONS UNDER SUCH LAWS OR UNLESS PURSUANT TO EXEMPTIONS THEREUNDER.


                           BLUE DOLPHIN ENERGY COMPANY

                    NONNEGOTIABLE CONVERTIBLE PROMISSORY NOTE


U.S. $1,000,000.00                 Houston, Texas               December 1, 1999


            For value received, the undersigned, Blue Dolphin Energy Company, a Delaware corporation (the "Maker"), promises to pay to the order of Harris A. Kaffie, at 802 N. Carancahua #1840, Corpus Christi, Texas, 78470, or at such other place and to such other party or parties as the owner and holder hereof may from time to time designate in writing, the principal sum of One Million and No/100 U.S. Dollars (U.S. $1,000,000.00), or so much thereof as may be advanced to the Maker by the Payee from time to time, together with interest from December 1, until maturity, on the principal amount of this Promissory Note remaining outstanding and unpaid from time to time at a per annum rate equal to 10% with no compounding.

      1. PAYMENT TERMS. The principal and interest payable pursuant to this Promissory Note (the "Note") shall be payable June 1, 2000.

            All past due payments shall bear interest at the rate of eighteen percent (18%) per annum, with no compounding. All payments shall first be applied to accrued interest, if any, with the balance of the payment reducing the unpaid principal hereof.

      2. PREPAYMENT. At any time subsequent to February 29, 2000, the Maker may from time to time prepay this Note, in whole or in part, without penalty if the Maker provides to the holder of this Note written notice of the prepayment at least thirty (30) days in advance of the prepayment. Any such prepayment hereunder shall be applied first to accrued and unpaid interest, if any, owing on this Note, and the balance to the principal balance of this Note unless the holder of this Note gives a Conversion Notice to Maker prior to the time prepayment is made in compliance with this Section 2. A prepayment of principal which is made in compliance with this Section 2 shall terminate the right pursuant to Section 3 hereof of the holder hereof to convert the prepaid principal amount into shares of the Common Stock of the Maker, effective as of the time the prepayment is made by the Maker.

                                                     Initial for Identification:

                                                     /s/ M.J.J.

      3. CONVERSION. At any time on or before June 1, 2000, the holder of this Note shall have the right from time to time, at such holder's option, to convert the then outstanding principal amount of this Note, or any portion thereof, into shares of the Common Stock of the Maker, $0.01 par value per share (the "Common Stock"), on and subject to the terms and conditions set forth in this Section 3.

            (a) The principal amount of this Note, or any portion thereof, then outstanding, shall be convertible into the Common Stock on the basis of one fully paid nonassessable share of Common Stock for each U.S. $6.60 of the principal balance converted, rounded down to the nearest whole share, which basis is hereinafter sometimes called the "Conversion Rate". The Conversion Rate shall be appropriately adjusted to reflect stock dividends, stock splits and recapitalization transactions affecting the Common Stock.

            (b) The holder of this Note shall be entitled from time to time to convert all or any portion of the then outstanding principal balance of this
Note into shares of Common Stock by giving a written notice (a "Conversion Notice") to the Maker which is received by the Maker prior to June 1, 2000 which states that (i) such holder elects to convert all or a portion of the then outstanding principal balance of this Note into Common Stock pursuant to the terms of this Note, and (ii) the amount of principal being converted thereby into Common Stock, and enclosing this Note with the Conversion Notice (the date upon which the Maker has received a Conversion Notice and this Note is referred to hereinafter as the "Tender Date"). Each Conversion Notice, to be effective, must represent an election to convert an amount of principal at least equal to U.S. $100,000.00. Conversion into Common Stock shall be deemed to have been made as of the close of business: (i) on the date which is thirty (30) days after the Tender Date if notice of prepayment has not been given pursuant to Section 2 hereof within the thirty (30) day period ending on the Tender Date, or (ii) on the Tender Date if notice of prepayment has been given by the Maker within the thirty (30) day period ending on the Tender Date (in either case, the "Conversion Date") . The person entitled by reason of the conversion to receive the shares of Common Stock shall be treated for all purposes as having been the record holder or holders of the shares of Common Stock on the Conversion Date. Conversion shall be at the Conversion Rate in effect at the Conversion Date. Upon such conversion, the Maker shall cause this Note to be returned to the holder hereof (unless no amounts then remain due and owing hereunder) and the principal amount converted shall be deemed to have been paid or prepaid, as applicable.

            (c) The holder of this Note, by its acceptance hereof, acknowledges that (i) the issuance of the shares of Common Stock to be issued upon conversion of this Note has not been and will not be registered under the Securities Act of 1933, as amended (the "Act") or any state securities law, and (ii) notwithstanding anything to the contrary set forth herein, the Maker shall not be required to issue any shares of Common Stock pursuant to the conversion of all or any portion of the principal balance of this Note unless such issuance, in the opinion of counsel to the Maker, is subject to an exemption (an "Exemption") from the registration requirements of the Act and any applicable blue sky laws. If the issuance will not be subject to an Exemption at the time notice of conversion is given pursuant to this Section 3, no shares of Common Stock will be issued pursuant to the conversion of this Note until such time as an Exemption becomes available; if no Exemption becomes available prior to the Maturity Date, the effectiveness of this Section 3 shall continue until such an Exemption becomes available. The holder of this Note shall to the extent possible make such representations, warranties,

                                                     Initial for Identification:

                                                     /s/ M.J.J.

and agreements as are necessary in the opinion of counsel to the Maker to provide an Exemption, including but not limited to the making of (i) truthful representations and warranties in writing to the Maker regarding investment intention, financial status, citizenship and residence of the holder, and (ii) agreements restricting the transfer of the Common Stock acquired pursuant to the conversion.

            (d) No interest shall be payable hereunder with respect to any portion of the principal balance of this Note which is converted into shares of Common Stock pursuant to this Section for any period after the date of the conversion.

            (e) The Maker shall at all times reserve and keep available out of its authorized Common Stock, for the purpose of issue upon conversion of this Note as herein provided, such number of shares of Common Stock as shall then be issuable upon conversion of this Note. All shares of Common Stock which shall be so issuable shall, when so issued upon such conversion, be duly and validly issued and fully paid and nonassessable.

      4. EVENTS OF DEFAULT; ACCELERATION. The occurrence or existence of any of the following events or conditions shall constitute an "Event of Default":

            (a) the failure of the Maker to pay when due any of the principal or interest payable pursuant to this Note if such failure is not cured within five
(5) days of written notice thereof to the Maker from the holder hereof;

            (b) the assignment by the Maker for the benefit of creditors or the application by the Maker to any court for the appointment of a trustee or receiver for any of the assets of the Maker that have been pledged to secure the repayment of the Note or the commencement of any proceedings relating to the Maker under any bankruptcy, reorganization, arrangement, readjustment of debts or other insolvency law of any jurisdiction, or the entering of an order appointing such trustee or receiver or adjudicating the Maker bankrupt or insolvent or approving the petition in any such proceedings;

            (c) the material breach or violation by the Maker of any of its agreements or covenants contained in this Note, other than the payment of principal or interest, or in any other document or agreement between the Maker and the Payee concerning the indebtedness evidenced by this Note, if such breach or violation is not cured within fifteen (15) days of written notice thereof to the Maker from the holder of this Note; or

            (d) the material and willful inaccuracy of any representation or warranty made by the Maker in any document or agreement between the Maker and the Payee concerning the indebtedness represented by this Note.

            If an Event of Default shall occur, the holder hereof may, at the option of the holder, without demand, notice or presentment, declare the entire unpaid principal balance of this Note, together with all accrued unpaid interest thereon to be due and payable immediately. Upon any such declaration, the principal of this Note and such accrued interest shall become and be immediately due and payable, and the holder hereof may thereupon proceed to protect and enforce the obligations of

                                                     Initial for Identification:

                                                     /s/ M.J.J.

the Maker hereunder either by suit in equity or by action of law or by other appropriate proceedings, whether for specific performance (to the extent permitted by law) of any covenant or agreement contained herein or in aid of the exercise of any power granted herein, or proceed to enforce the payment of this Note or to enforce any other legal or equitable right of the holder hereof.

      5. COSTS OF COLLECTION. If an Event of Default shall occur and this Note is placed in the hands of an attorney for collection, or if suit is filed hereon, or if this Note shall be collected by legal proceedings or through a probate or bankruptcy court, the Maker agrees to pay all costs of collection, including reasonable attorneys' fees.

      6. MAXIMUM LAWFUL RATE OF INTEREST. All agreements between the Maker and the holder hereof, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of acceleration of the maturity hereof or otherwise, shall the interest paid or agreed to be paid to the holder thereof exceed the maximum amount permissible under applicable law. The Maker agrees that during the full term hereof the maximum lawful interest for this Note determined under Texas law shall be the Indicated Rate Ceiling as specified in Article 5069-1.04 of V.A.T.S. Further, to the extent that any other lawful rate, including, but not limited to, rates allowed under the laws of the United States of America, exceed the rate so determined, then the higher ceiling rate shall apply. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period until payment in full of the principal of this Note (including the period of any renewal or extension hereof) so that the rate of interest hereon is uniform throughout the term hereof. This paragraph shall control all agreements between the undersigned and the holder hereof relating to the obligations evidenced by this Note.

      7. MISCELLANEOUS. This Note shall be construed in accordance with the laws of the State of Texas and the laws of the United States applicable to transactions in Texas.

            Any notice to be given pursuant to this Note to the Maker shall be given at the address indicated below. Any notice to be given pursuant to this Note to the Payee or any holder hereof shall be given at the address indicated in the first paragraph of this Note.

            Any check, draft, money order or other instrument given in payment of all or any portion of any amounts due hereunder may be accepted by the holder hereof and handled in collection in the customary manner, but the same shall not constitute payment hereunder or diminish any rights of the holder hereof except to the extent that actual cash proceeds of such instrument are unconditionally received by the holder and applied to the indebtedness in the manner elsewhere herein provided.

                                          BLUE DOLPHIN ENERGY COMPANY,
                                          a Delaware corporation
                                          801 Travis, Suite 2100
                                          Houston, Texas 77002



                                          By: /s/ MICHAEL J. JACOBSON
                                                  Michael J. Jacobson, President